UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2015

Commission File Number: 001-36703

Sky Solar Holdings, Ltd.

(Registrant’s Name)

Room 635, 6/F, 100 QRC Queen’s Road, Central

Hong Kong Special Administrative Region

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and Appointment of Directors

Effective October 25, 2015, Ms. Amy (Yi) Zhang resigned as Class I director of Sky Solar Holdings, Ltd. (the “Company”). Ms. Zhang did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective October, 25 2015, Mr. Andrew (Jianmin) Wang was appointed to the board of directors of the Company to fill the vacancy.  Mr. Wang has been chief financial officer and secretary of the board of directors of the Company since May 2011.

Mr. Wang will serve in the vacancy created by Ms. Zhang’s resignation in the Class I director, which class has a term expiring on the date of the Company’s 2015 annual shareholders meeting and thereafter will be eligible to be elected to serve terms of three years.

EXHIBIT INDEX

Number	Description of Document

99.1	Press Release

99.2	Notice of Annual General Meeting

99.3	Form of Proxy for the Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sky Solar Holdings, Ltd.

	By:	/s/ Andrew Wang
	Name:	Mr. Andrew Wang
	Title:	Chief Financial Officer

Date: November 12, 2015